CURTISS MOTORCYCLE COMPANY, INC.

FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2023, AND 2022

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Curtiss Motorcycle Company, Inc.
Leeds, Alabama

Opinion

We have audited the financial statements of Curtiss Motorcycle Company, Inc., which comprise the balance sheets as of March 31, 2023, and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Curtiss Motorcycle Company, Inc. as of March 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Curtiss Motorcycle Company, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Curtiss Motorcycle Company, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended March 31, 2023.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Curtiss Motorcycle Company, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Curtiss Motorcycle Company, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 13, 2023
Los Angeles, California

As of March 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 11,077	$ 531,123
Accounts Reveivable - net	-	-
Inventories	210,425	2,406,415
Prepaids and other current assets	8,736	23,133
Total current assets	230,238	2,960,671
Property and equipment, net	370,760	770,332
Total Assets	$ 600,998	$ 3,731,003
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payble	$ 104,145	$ 2,544,123
Current portion of long term debt	54,035	51,547
Line of credit	-	49,240
Equipment line of credit	6,459	12,849
Deferred revenue	532,657	492,657
Accrued Payroll	2,500	231,750
Other current liabilities	37,734	128,812
Total current liabilities	737,530	3,510,978
Notes Payable	661,293	713,141
Due to shareholder	276,750	-
Total liabilities	1,675,573	4,224,119
STOCHOLDERS EQUITY		
Common Stock	72,156	66,874
Preferred stock	1	1
Additional Paid in Capital (APIC)	17,256,477	16,530,460
Stock Issurance Costs	(600,458)	(541,425)
Retained earnings/(Accumulated Deficit)	(17,802,751)	(16,549,026)
Total stockholder's equity	(1,074,575)	(493,116)
Total liabilities and stockholders' equity	$ 600,998	$ 3,731,003

See accompanying footnotes to the financial statements

For Fiscal Year Ended March 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	675,360	825,900
Sales and marketing	238,787	143,816
Research and development	297,728	112,309
Total operating expenses	1,211,875	1,082,025
Operating income/(loss)	(1,211,875)	(1,082,025)
Interest expense	41,949	52,184
Other Loss/(Income)	(99)	(444,206)
(Gain)/Loss on Sale of Assets	-	(10,262)
Income/(Loss) before provision for income taxes	(1,253,725)	(679,741)
Provision/(Benefit) for income taxes	-	13,614
Net income/(Net Loss)	$ (1,253,725)	$ (693,355)

See accompanying footnotes to the financial statements

Curtiss Motorcycle Company Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Stock Issuance Costs	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance - March 31, 2021	**57,938,401**	**$ 57,938**	**1,000**	**$ 1**	**$ (480,000)**	**$ 14,892,090**	**$ (15,855,671)**	**$ (1,385,642)**
Issuance of Common Stock	8,935,693	8,936	-	-	(61,425)	1,638,370	-	1,585,881
Net income/(loss)	-	-	-	-	-	-	(693,355)	(693,355)
Balance - March 31, 2022	**66,874,094**	**$ 66,874**	**1,000**	**$ 1**	**$ (541,425)**	**$ 16,530,460**	**$ (16,549,026)**	**$ (493,116)**
Issuance of Common Stock	5,281,841	5,282	-	-	(59,033)	726,017	-	672,266
Net income/(loss)	-	-	-	-		-	(1,253,725)	(1,253,725)
Balance - March 31, 2023	**72,155,935**	**$ 72,156** `	**1,000**	**$ 1**	**$ (600,458)**	**$ 17,256,477**	**$ (17,802,751)**	**$ (1,074,575)**

See accompanying footnotes to the financial statements

Curtiss Motorcycles Company Inc.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended March 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,253,725)	$ (693,355)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	124,277	155,891
(Gain) Loss on sale of assets	-	(10,262)
Forgiveness of PPP loan	-	(248,000)
Changes in operating assets and liabilities:		
Inventory	2,195,990	(2,406,415)
Prepaid expenses and other current assets	14,397	(235)
Accounts payable and accrued expenses	(2,439,977)	2,351,008
Accrued Payroll	47,500	47,677
Deferred Revenue	40,000	(74,932)
Other current liabilities	(91,078)	(52,432)
Net cash provided/(used) by operating activities	(1,362,616)	(931,055)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	46,459	(148,342)
Write-down of asset costs	228,835	-
Proceeds from sale of property and equipment	-	26,340
Net cash provided/(used) in investing activities	275,294	(122,002)
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock , net of issuance costs	672,266	1,585,881
Borrowing on line of credit, net of payments	(55,630)	49,240
Borrowing on Loans and Notes	-	-
Repayment of Loans and Notes	(49,360)	(69,068)
Net cash provided/(used) by financing activities	567,276	1,566,053
Change in cash	(520,046)	512,996
Cash—beginning of year	531,123	18,127
Cash—end of year	$ 11,077	$ 531,123
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 36,415	$ 52,184

See accompanying footnotes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Curtis Motorcycle Company Inc. was originally formed as Confederate Motors, Inc. in 1991, and was incorporated in 2003 in the state of Delaware. On January 3, 2018, the Company changed name to Curtiss Motorcycle Company Inc.

The financial statements of Curtiss Motorcycles Company Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Leeds, Alabama.

The Company is the creator of the motorcycles pre-sold online at curtissmotorcycles.com. The Company is on a mission to lead an all-new golden age of sustainable motorcycles by designing and crafting the world's best and finest electric motorcycles.

Management Discussion and Analysis

Overview and 2023 Highlights

Our mission is to build the world's best and finest two-wheeled luxury electric vehicle. We design, develop, and will ultimately manufacture and sell a high-performance fully electric motorcycle called The Curtiss 1.

Curtiss 1's Super Light Core (SLC) is 100% flex-free and fatigue-free. It is designed and engineered to last forever and is our spearhead to true sustainability.

 We are in the pre-revenue stage of the Curtiss 1 and have 33 pre-orders as of the date of this report.

Liquidity

In February, 2022, we received $2.4 million of product inventory from our supplier. The agreement with our supplier included payment terms of 360 days beginning upon receipt of a complete set of the products required to assemble a Curtiss 1 motorcycle.

In December 2022, the vendor to which the Company owed the $2.4 million for inventory purchases filed for bankruptcy. The sets of parts for the motorcycles received from the vendor were incomplete. The Company has contracted with new vendors to manufacture the missing parts to complete the sets. As such, the Company has removed the liability and reduced the costs associated with the incomplete sets received from the bankrupt vendor as of March 31, 2023.

Management Opportunities, Challenges and Risks and Future Outlook

The Company is in the pre-revenue stage as we work toward finalizing our best and finest electric motorcycle design. We have designed, manufactured, and received nearly all products required to assemble the Curtiss 1 motorcycle. The next phase of production will depend on the finalization of the design of the battery housing. We expect finalization and testing in late Summer 2023 which will provide us with the full sets of products needed to start full production during the Company's fourth quarter for 2024 deliveries.

However, these plans are subject to uncertainties inherent in establishing and ramping manufacturing operations, which may be exacerbated by industry-wide component constraints which may increase the number of manufacturing and production design workaround solutions required, labor shortages and any future impact from events outside of our control such as the COVID-19 pandemic.

As long as we see expanding sales, excluding the potential impact of macroeconomic conditions including increased labor costs, we expect operating expenses relative to revenues to remain below twenty percent of sales as we continue to increase operational efficiency and process automation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ending March 31 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 31, 2023 and March 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $281,123, respectively.

Accounts Receivable

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2023, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. The costing is done on first-in first out basis.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful life
Machinery and equipment	5 years
Furniture and fixtures	5 - 7 years
Automobiles	5 years
Leasehold improvements	15 years
Other equipment	5 - 10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Curtiss Motorcycle Company Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its motorcycles.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cost of sales

Costs of goods sold include the cost of materials, labor, and freight-in.

Research and Development

Costs incurred in the research and development of the Company's products are expensed as incurred.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended March 31, 2023 and March 31, 2022 amounted to $198,247 and $118,364, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 13, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

As of March 31, 2023, the Company did not have any operating leases that met the criteria to be capitalized as ROU assets and lease liabilities.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended March 31	2023	2022
Work in progress	$ -	$ -
Raw materials	210,425	2,406,415
Finished goods	-	-
Total Inventories	$ 210,425	$ 2,406,415

In December 2022, the vendor to which the Company owed monies for inventory purchases filed for bankruptcy. The sets for motorcycles received from the vendor were incomplete. The Company has contracted with new vendors to manufacture the missing parts to complete the sets. As such, the Company has removed the liability and reduced the costs associated with the incomplete sets received from the bankrupt vendor as of March 31, 2023.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of the following items:

As of Year Ended March 31	2023	2022
Prepaid expense	$ 3,140	$ 12,440
Prepaid insurance	-	797
Employee Advances	-	4,300
Other prepaid items	5,596	5,596
	$ 8,736	$ 23,133

Other current liabilities consist of the following items:

As of Year Ended March 31	2023	2022
Accrued expenses	$ -	$ 5,744
Settlement payable	-	90,868
Accrued interest	37,534	32,000
Other current liabilities	200	200
	$ 37,734	$ 128,812

5. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended March 31	2023	2022
Equipment	$ 89,632	$ 87,508
Furniture and fixtures	11,734	11,734
Leashold improvements	32,179	32,179
Bat Elec Concept prototype	260,460	260,460
Zeus production model - Proto	94,302	94,302
Curtiss 1 Production Model Proto	353,528	355,219
Other Fixed Assets	158,363	158,363
Construction in Progress	13,345	314,847
	1,013,543	1,314,612
Accumulated depreciation	(642,783)	(544,280)
	$ 370,760	$ 770,332

Depreciation expenses for property and equipment for the fiscal year ended March 31, 2023, and 2022 were in the amount of $124,277 and $155,891, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 200,000,000 shares of Common Shares class at a par value of $ 0.001 and 25,000,0000 shares of Preferred Stock with a $ 0.001 par value.

As of March 31, 2023, and 2022, the Company had issued and outstanding 72,155,935 and 66,874,094 shares of Common Stock, respectively. The Company also has 1,000 shares of Preferred Stock issued and outstanding for March 31, 2023, and 2022.

7. SHARE-BASED COMPENSATION

During 2014, the Company authorized the Stock Incentive Plan (which may be referred to as the "Plan"). The Company reserved 7,500,000 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options to qualified employees, officers, directors, consultants and other service providers. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

A summary of the Company's employee stock activity and related information is as follows:

ESOP expenses for the years ended March 31, 2023, and March 31, 2022, were $0.

	Number of Awards	ESOP Expenses
Outstanding at March 31, 2021	2,999,340	$ 357,137
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at March 31, 2022	2,999,340	$ 357,137
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at March 31, 2023	2,999,340	$ 357,137

8. DEBT

Loan Payable

On December 21, 2017, the Company entered into a Note Payable Agreement with Biz Capital Bidco I LLC in the maximum amount of up to $500,000, which may be advanced in multiple disbursement to the company where 90% of the loan is guaranteed by the U.S. Small Business Administration. Out of the original amount of $500,000, the Company can use $474,000 for purchasing of inventory, $12,500 for working capital and closing costs, and $13,500 for guaranteed fees.

The Note bears interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the Borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The Loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement require six months -only payments, followed by monthly payments of principal and interest of approximately $5,414. The loan carries a variable interest rate, beginning at 5.1% per annum, and a term of ten years or December 21, 2027.

As of March 31, 2022, and March 31, 2021, the outstanding balance of this loan is in the amount of $327,288 and $377,688, respectively, and $51,547 and $42,588, respectively, has been classified as current portion. The following is the schedule of future maturities:

As of Year Ended March 31	2022
2023	$ 51,547
2024	68,935
2025	86,323
2026	103,711
2027	16,772
Thereafter	-
Total	$ 327,288

Equipment line of credit

On August 2, 2019, the Company entered into the Dell Business Credit limit in the amount of $ 20,000 with Dell Financial Services, with a corresponding interest rate of 28.24%. The Company promises to pay at least the total minimum payment due by the payment due date as shown on the monthly statement. The total minimum payment due will include a minimum payment of the greater of $15 or 3% of the new balance shown on the statement, rounded up to the next dollar plus all past due amounts. As of March 31, 2023, the loan has an outstanding balance of $6,459 and the entire amount has been classified as current.

Equipment loan

On July 17, 2019, the Company entered into an Equipment Finance Agreement with Beacon Hill Funding in the amount of $18,306. The loan shall be paid in thirty-six monthly installments of $481.74. As of March 31, 2023, the loan has been paid off.

SBA – Payroll Protection Program Loan

On April 15, 2020, the Company entered into a Note Payable Agreement with the First in the maximum amount of up to $248,000, which may be advanced in multiple disbursement to the Company, where 100% of the loan is guaranteed by the U.S. Small Business Administration.

As of March 31, 2022, the entire amount of the loan, plus any accrued interest was forgiven.

SBA - Economic Injury Disaster Loan

On April 21, 2020, the Company entered into a Note Payable Agreement with Small Business Association of the United States Government in the maximum amount of up to $437,500, which may be advanced in multiple disbursement to the company where 100% of the loan is guaranteed by the U.S. Small Business Administration. The Company can use the proceeds solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020, and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100.

The Note shall bear interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement monthly payments, beginning twelve months after the date of the note, of principal and interest of approximately $2,132. The loan carries a fixed interest rate of 1% per annum, and a term of thirty (30) years or April 15, 2050.

As of March 31, 2023, the outstanding balance of this loan is in the amount of $437,400. The entire amount has been classified as long-term debt. The following is the schedule of future estimated maturities:

As of Year Ended March 31	2023
2024	$ -
2025	-
2026	-
2027	-
2028	9,181
Thereafter	428,219
Total	**$ 437,400**

9. INCOME TAXES

The provision for income taxes for the year ended As of March 31, 2023, and March 31, 2022, consists of the following:

As of Year Ended March 31,	2023	2022
Net Operating Loss	$ (344,774)	$ (190,673)
Valuation Allowance	344,774	190,673
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at As of March 31, 2023, and March 31, 2022, as follows:

As of Year Ended March 31,	2023	2022
Net Operating Loss	$ (4,895,757)	$ (4,550,982)
Valuation Allowance	4,895,757	4,550,982
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of March 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending March 31,2023, the Company had net operating loss ("NOL") of $1,253,725 and the Company had net operating loss ("NOL") carryforwards of approximately $17,802,751. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of March 31, 2023, and March 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of March 31, 2023, and March 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Operating lease

On March 1st, 2019, the Company entered into a leasing contract with Lee Barnes for its office building located in Parkway Drive, Leeds, Alabama. The lease agreement expired March 31, 2023.

Rent expenses were in the amount of $42,450 and $45,850 as of March 31, 2023, and March 31, 2022, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

The Company has evaluated subsequent events through June 13, 2023, which is the date the financial statements were available to be issued.

On April 1, 2023, the Company signed a new leasing agreement with Lee Barnes for the period of two years. The base monthly rent is $2,200.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,253,725, and liquid assets in cash of $11,077 as of March 31, 2023.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

10) Issuer Certification

Principal Executive Officer:

The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles but having the same responsibilities).

The certifications shall follow the format below:

I, <u>H. Matthew Chambers</u> certify that:

> 1. I have reviewed this <u>Annual Disclosure Statement</u> of <u>Curtiss Motorcycle Company, Inc.</u>;
>
> 2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
>
> 3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

<u>6/28/23</u>

/s/ H. Matthew Chambers

(Digital Signatures should appear as "/s/ [OFFICER NAME]")

Principal Financial Officer:

I, <u>H. Matthew Chambers</u> certify that:

> 1. I have reviewed this <u>Annual Disclosure Statement</u> of <u>Curtiss Motorcycle Company, Inc.</u>;
>
> 2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
>
> 3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

<u>6/28/23</u>

/s/ H. Matthew Chambers

(Digital Signatures should appear as "/s/ [OFFICER NAME]")